July 31, 2025

Filed via EDGAR
Rolf Sundwall, Mark Brunhofer, Irene Paik and Justin Dobbie
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC 20549
Subject:	Franklin Solana Trust (the “Trust”)
Amendment 1 to Registration Statement on Form S-1
Filed June 13, 2025
(File No. 333-285121)

Dear Mr. Sundwall, Mr. Brunhofer, Ms. Paik and Mr. Dobbie:
On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence dated July 3, 2025 with regard to the Trust’s pre-effective Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Franklin Solana ETF series of the Trust (the “Fund”), which was filed with the Commission on June 13, 2025 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.
Amendment No. 1 to Registration Statement on Form S-1
General
1.	Comment: To the extent that you intend to use a fact sheet, please provide us a copy for our review.
Response: The Trust acknowledges this comment and will provide a copy of the proposed fact sheet supplementally when available.
2.
Comment: We note that you intend to implement a staking program. Once known, please revise to include a materially complete description of the policies and procedures for how your staking program will operate and disclose the material terms of the agreement with the Staking Provider(s). In addition, please update various sections of your prospectus to address how staking will impact the Trust’s operations, including the form of consideration the staking rewards will take, the percentage of the Trust’s assets you will stake, how the staking rewards will be allocated between the Trust and the Staking Provider(s), how you will use the staking rewards proceeds, the risk management practices you refer to on page 36 that the Sponsor will undertake to manage liquidity risk, and any other staking-related risks, including risks your staking program poses to an effective arbitrage mechanism. Please also identify the Staking Provider(s) and file the related agreement as an exhibit if required by Item 601 of Regulation S-K.

Response: The Trust acknowledges this comment.  The disclosure has been revised to provide additional information about the Fund’s staking program. The Trust will provide further information related to the staking program in a subsequent amendment.

3.
Comment: You state that the Trust’s investment objective is to seek to provide exposure to the value of Solana held by the Trust, less the expenses of the Trust’s operations and other liabilities. Please revise to clarify whether your plans to earn rewards by staking a portion of your Solana are part of your investment objective.

Response: The Trust has updated the Fund’s investment objective accordingly.

Statement Regarding Forward-Looking Statements, page v
4.
Comment: We note your disclosure that “[n]one of the Trust, the Fund, the Sponsor, or the Trustee or their respective affiliates is under a duty to update any of the forward-looking statements to conform such statements to actual results or to a change in the Sponsor’s expectations or predictions.” Please revise to qualify this statement by clarifying, if accurate, that you have a duty to update as required by applicable laws.

Response: The disclosure has been revised as requested.

Prospectus Summary
Emerging Growth Company Status, page 8
5.	Comment: Please clearly disclose whether you intend to take advantage of the extended transition period for adopting new or revised accounting standards under the JOBS Act.
Response: The Trust intends to take advantage of the extended transition period under the JOBS Act. The disclosure has been revised as requested.

Risk Factors
Risk Factors Related to Digital Assets
The trading prices of many digital assets, page 19
6.
Comment: Please discuss, if known, the reasons for the periods of extreme volatility of SOL, and describe any unique features of SOL that may make it more susceptible to extreme volatility or otherwise not correlate to trends in the broader crypto asset markets.

Response: In response to this comment, additional disclosure has been added to other sub-sections of the Risk Factors section that discuss certain aspects of Solana in greater detail.

In the event of a hard fork of the Solana Network, page 34
7.
Comment: We note your disclosure that in the event of a hard fork of the Solana Network, the Sponsor will, if permitted by the terms of the Trust Agreement, use its discretion to determine which network should be considered the appropriate network for the Trust’s purposes. In an appropriate section of the prospectus, please disclose the Sponsor’s policies and procedures for making this determination.

Response: The Trust confirms that the factors the Sponsor considers in determining which network should be considered the appropriate network for the Fund’s purposes in the event of a hard fork of the Solana Network are described in the Registration Statement.

Validators may suffer losses due to staking, or staking may prove unattractive to validators, page 36
8.	Comment: We note your disclosure here and throughout the prospectus that the Fund may be subject to “slashing” penalties. To provide context, please also disclose the number of times that slashing has been applied on the Solana Network.
Response: The disclosure has been revised as requested.

9.
Comment: We note your disclosure that “unstaking can take from one to several epochs to complete” and that “[a]n epoch is approximately two days long on the Solana Network.” Please revise your disclosure to more specifically describe the time it typically takes to unstake SOL.

Response: The disclosure has been revised in response to this comment.

Risk Factors Related to the Fund and Shares
If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, page 54
10.
Comment: Please add risk factor disclosure regarding the possibility that the Trust could become unable to timely meet excessive redemption requests in amounts that are greater than the portion of the Trust’s SOL that remains un-staked, to the extent applicable.

Response: The disclosure has been revised as requested.

Use of Proceeds, page 84
11.	Comment: To the extent applicable, please revise your disclosure to address how you will use the proceeds received by the Trust for staking.
Response: The disclosure has been revised as requested.

Overview of the Solana Industry, page 84
12.	Comment: Where appropriate, please expand your disclosure to also address the number of DApps currently built on the Solana Network.
Response: The disclosure has been revised as requested.

Proof-of-Stake Process, page 88
13.	Comment: Please revise to expand your explanation of how the reward system for SOL validators works, including but not limited to:
•	How the staking rewards are calculated;
•	The historical range of rewards due to differing levels of network congestion; and
•	The reward frequencies.

Response: The disclosure has been revised as requested.

Business of the Fund
Valuation of Solana; The CF Benchmark Index, page 99
14.
Comment: We note that you reference “the three Constituent Platforms” but include four Constituent Platforms in the tables below these references on page 102. Please revise your disclosure for consistency, or advise.

Response: The disclosure has been revised as requested.

15.
Comment: Please describe the material terms of any license agreement that the Index Administrator and the Sponsor have entered into relating to the use of CF Benchmarks Index, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K. To the extent you have a license agreement with a Secondary Index, please provide the same information for the Secondary Index.

Response: The disclosure has been revised as requested.

U.S. Federal Income Tax Consequences, page 149
16.
Comment: We note that your discussion of tax consequences is based on the assumption that the Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status. In addition, please revise this section and your risk factors to address the tax consequences of the Fund’s staking program.

Response: In response to this comment, the Trust has made certain updates to the staking related disclosure in the Registration Statement.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.
Very truly yours,

/s/ Julie Patel
Julie Patel
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Trust

cc:  Navid J. Tofigh, Franklin Templeton
       J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

4